Mail Stop 4561

August 29, 2007

Mr. Louis E. Greer
Principal Financial Officer
Trustmark Corp.
248 E. Capitol Street
Jackson, MI 39201

      RE: Trustmark Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Form 10-Q for the Fiscal Quarter Ended March 31, 2007
             File No. 0-3683

Dear Mr. Greer:

      We have completed our review of your filings and have no further comments at this time.

                    Sincerely,

                    Hugh West
                    Accounting Branch Chief